UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): March 5, 2025

Berry Global Group, Inc.

(Exact name of Registrant as specified in its charter)

Delaware	001-35672	20-5234618
(State of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

101 Oakley Street

Evansville, Indiana 47710

(Address of principal executive offices)

Registrant’s telephone number: (812) 424-2904

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Common Stock, $0.01 par value	BERY	NYSE

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the Registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

☐  Emerging Growth Company

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 1.01	Entry into a Material Definitive Agreement

On March 5, 2025, Berry Global Group, Inc. (the “Company” or “Berry”) and Amcor plc (“Amcor”) announced that, in connection with Amcor’s previously announced consent solicitations (the “Consent Solicitations”) from the holders of the 1.50% First Priority Senior Secured Notes due 2027, 1.65% First Priority Senior Secured Notes due 2027, 5.50% First Priority Senior Secured Notes due 2028, 5.800% First Priority Senior Secured Notes due 2031 and 5.650% First Priority Senior Secured Notes due 2034 (collectively, the “Notes”; and each, a “series of Notes”) issued by Berry Global, Inc. (the “Issuer”), a wholly-owned subsidiary of the Company, the requisite consents had been received to adopt certain Proposed Amendments (as defined herein) to the indenture governing each series of Notes (collectively, the “Indentures” and each individually, an “Indenture”). The Proposed Amendments provide that, in the event that Amcor, in its sole discretion, provides an unconditional guarantee of the Issuer’s payment obligations with respect to a series of Notes, (i) the liens on all of the collateral of the Issuer granted to secure such series of Notes will be released upon request of the Issuer (the “Lien Release Amendment”) and (ii) the guarantee of such series of Notes provided by the Company will be automatically released (together with the Lien Release Amendment, the “Proposed Amendments”).

The Consent Solicitations were conducted in connection with the Company’s previously announced merger (the “Merger”) with Amcor, pursuant to the Agreement and Plan of Merger, dated as of November 19, 2024 (the “Merger Agreement”). The obligations of the Company, Amcor and the other parties to the Merger Agreement to consummate the Merger in accordance with the terms thereof are not conditioned on a successful completion of the Consent Solicitations.

The Consent Solicitations expired at 5:00 p.m., New York City time, on March 5, 2025 (the “Expiration Date”). In connection with the Consent Solicitations, on March 5, 2025, the Issuer and U.S. Bank Trust Company, National Association, as trustee and collateral agent entered into supplemental indentures (collectively, the “Supplemental Indentures” and each individually, a “Supplemental Indenture”) to each Indenture to effect the Proposed Amendments. Each Supplemental Indenture became effective immediately upon execution thereof and is binding on all holders of such series of Notes, including those who did not deliver a consent by the Expiration Date. However, the consent payments with respect to such series of Notes will only be paid to holders who have validly delivered (and not validly revoked) consents, and will not be paid until the consummation of the Merger, if the Merger is consummated, and the Proposed Amendments with respect to such series of Notes will become operative only if the Amcor makes such consent payments. Amcor expects to pay the consent payments upon consummation of the Merger, if the Merger is consummated.

The foregoing description of the Proposed Amendments and the Supplemental Indentures are not complete and are qualified in their entirety by reference to the Supplemental Indentures, copies of which are filed as Exhibits 4.1, 4.2, 4.3, 4.4 and 4.5 to this Current Report on Form 8-K and incorporated by reference into this Item 1.01.

Item 3.03	Material Modification of Rights to Security Holders

The information set forth in Item 1.01 is incorporated by reference herein as such information relates to the Notes.

Item 7.01	Regulation FD Disclosure

On March 5, 2025, the Company and Amcor issued a joint press release announcing the expiration and final results of the Consent Solicitations. A copy of the joint press release is attached as Exhibit 99.1 to this Current Report on Form 8-K and incorporated by reference into this Item 7.01.

The information contained in this Item 7.01, including Exhibit 99.1 hereto, shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor shall it be incorporated by reference into any filing under the Securities Act of 1933, as amended (the “Securities Act”), or the Exchange Act, except as expressly set forth by specific reference in such filing.

Item 9.01	Financial Statements and Exhibits

(d) Exhibits.

Exhibit Number	Description of Exhibit

4.1	First Supplemental Indenture, dated March 5, 2025, between Berry Global, Inc. and U.S. Bank Trust Company, National Association, relating to the 1.50% First Priority Senior Secured Notes due 2027.
4.2	Second Supplemental Indenture, dated March 5, 2025, between Berry Global, Inc. and U.S. Bank Trust Company, National Association, relating to 1.65% First Priority Senior Secured Notes due 2027.
4.3	Second Supplemental Indenture, dated March 5, 2025, between Berry Global, Inc. and U.S. Bank Trust Company, National Association, relating to the 5.50% First Priority Senior Secured Notes due 2028.
4.4	First Supplemental Indenture, dated March 5, 2025, between Berry Global, Inc. and U.S. Bank Trust Company, National Association, relating to the 5.800% First Priority Senior Secured Notes due 2031.
4.5	Second Supplemental Indenture, dated March 5, 2025, between Berry Global, Inc. and U.S. Bank Trust Company, National Association, relating to the 5.650% First Priority Senior Secured Notes due 2034.
99.1	Press Release, dated March 5, 2025, issued by Berry Global Group, Inc. and Amcor plc.
104	Cover Page Interactive Data File-Embedded within the inline XBRL document.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains certain statements that are “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. Some of these forward-looking statements can be identified by words like “anticipate,” “approximately,” “believe,” “continue,” “could,” “estimate,” “expect,” “forecast,” “intend,” “may,” “outlook,” “plan,” “potential,” “possible,” “predict,” “project,” “target,” “seek,” “should,” “will,” or “would,” the negative of these words, other terms of similar meaning or the use of future dates. Such statements, including statements as to the satisfaction of any conditions relating to the payment of any consent payments and the potential consummation of the Merger are based on the current estimates, assumptions and projections of the management of Berry and Amcor, and are qualified by the inherent risks and uncertainties surrounding future expectations generally, all of which are subject to change. Actual results could differ materially from those currently anticipated due to a number of risks and uncertainties, many of which are beyond Berry’s and Amcor’s control. None of Berry, Amcor or any of their respective directors, executive officers, or advisors, provide any representation, assurance or guarantee that the occurrence of the events expressed or implied in any forward-looking statements will actually occur, or if any of them do occur, what impact they will have on the business, results of operations or financial condition of Berry or Amcor. Should any risks and uncertainties develop into actual events, these developments could have a material adverse effect on Berry’s and Amcor’s businesses, the proposed Merger and the ability to successfully complete the proposed Merger and realize its expected benefits. Risks and uncertainties that could cause results to differ from expectations include, but are not limited to, the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement; the risk that the conditions to the completion of the proposed Merger (including regulatory approvals) are not satisfied in a timely manner or at all; the risks arising from the integration of the Berry and Amcor businesses; the risk that the anticipated benefits of the proposed Merger may not be realized when expected or at all; the risk of unexpected costs or expenses resulting from the proposed Merger; the risk of litigation related to the proposed Merger; the risks related to disruption of management’s time from ongoing business operations as a result of the proposed Merger; the risk that the proposed Merger may have an adverse effect on the ability of Berry and Amcor to retain key personnel and customers; general economic, market and social developments and conditions; the evolving legal, regulatory and tax regimes under which Berry and Amcor operate; potential business uncertainty, including changes to existing business relationships, during the pendency of the proposed Merger that could affect Berry’s and/or Amcor’s financial performance; and other risks and uncertainties identified from time to time in Berry’s and Amcor’s respective filings with the Securities and Exchange Commission (the “SEC”), including the Proxy Statement filed with the SEC in connection with the proposed Merger. While the list of risks presented here and in the Proxy Statement are considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties, and other risks may present significant additional obstacles to the realization of forward-looking statements. Forward-looking statements included herein are made only as of the date hereof and neither Berry nor Amcor undertakes any obligation to update any forward-looking statements, or any other information in this communication, as a result of new information, future developments or otherwise, or to correct any inaccuracies or omissions in them which become apparent. All forward-looking statements in this communication are qualified in their entirety by this cautionary statement.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

March 5, 2025

Berry Global Group, Inc.

By:	/s/ Jason K. Greene
Name:	Jason K. Greene
Title:	Executive Vice President, Chief Legal Officer and Secretary